Exhibit 99.6

Wipro Limited

Results for the Quarter ended September 30, 2017

Operating Metrics Pertaining to IT Services Segment

A. IT Services

		FY 17-18		FY 16-17				
		Q2	Q1	FY	Q4	Q3	Q2	Q1
Revenue & OM%	**Total IT Business Revenue**							
	IT Services Revenues ($MN)	2,013.5	1,971.7	7,704.5	1,954.6	1,902.8	1,916.3	1,930.8
	Sequential Growth	2.1%	0.9%	4.9%	2.7%	-0.7%	-0.8%	2.6%
	Sequential Growth in Constant Currency*	0.3%	0.3%	7.0%	1.7%	0.6%	0.9%	2.0%
	Operating Margin %	17.3%	16.8%	18.0%	18.3%	18.3%	17.8%	17.8%
Service Line Mix	**Practices**							
	Analytics	7.1%	7.1%	7.1%	6.9%	7.0%	7.3%	7.4%
	Application Services	45.5%	45.8%	44.7%	45.7%	44.4%	43.8%	44.7%
	Business Process Services	12.1%	12.0%	13.0%	12.3%	13.3%	13.4%	12.9%
	Global Infrastructure Services	28.4%	28.1%	28.0%	28.0%	28.1%	28.2%	27.9%
	Product Engineering	6.9%	7.0%	7.2%	7.1%	7.2%	7.3%	7.1%
SBU Mix	**Strategic Business Units**							
	Communications	6.5%	6.8%	7.3%	6.9%	7.4%	7.5%	7.6%
	Consumer Business Unit	15.9%	15.8%	15.8%	15.8%	15.8%	15.7%	15.8%
	Energy, Natural Resources & Utilities	13.5%	13.4%	13.1%	13.1%	13.0%	12.9%	13.2%
	Banking, Financial Services and Insurance	27.6%	26.7%	25.7%	26.0%	25.5%	25.5%	25.6%
	Healthcare and Lifesciences	13.7%	14.8%	15.6%	15.4%	16.0%	16.0%	15.3%
	Manufacturing & Technology	22.8%	22.5%	22.5%	22.8%	22.3%	22.4%	22.5%
Geography Mix	**Geography**							
	Americas	53.6%	54.5%	54.7%	54.9%	55.5%	54.8%	53.5%
	APAC and Other Emerging Markets	11.4%	10.9%	10.8%	10.8%	10.9%	10.8%	10.7%
	Europe	25.1%	24.2%	24.4%	24.4%	23.6%	24.0%	25.4%
	India & Middle East business	9.9%	10.4%	10.1%	9.9%	10.0%	10.4%	10.4%
Guidance	Guidance ($MN)	1,962-2,001	1,915-1,955		1,922-1,941	1,916-1,955	1,931-1,950	1,901-1,939
	Guidance restated based on actual currency realized ($MN)	1,999-2,038	1,927-1,967		1,941-1,960	1,891-1,930	1,899-1,918	1,912-1,950
	IT Services Revenues ($MN)	2,013.5	1,971.7	7,704.5	1,954.6	1,902.8	1,916.3	1,930.8
Customer Relationships	**Customer size distribution (TTM)**							
	> $100M	9	9	9	9	9	8	9
	> $75M	16	18	18	18	17	19	19
	> $50M	39	36	34	34	33	33	33
	> $20M	90	90	91	91	90	91	91
	> $10M	170	163	163	163	170	171	170
	> $5M	270	262	268	268	264	258	252
	> $3M	370	357	354	354	349	341	336
	> $1M	627	624	602	602	576	571	565
Customer Metrics	**Revenue from Existing customers %**	99.2%	99.6%	98.0%	96.0%	97.6%	98.6%	99.7%
	Number of new customers	41	45	256	51	108	47	50
	Total Number of active customers	1274	1244	1323	1323	1259	1180	1208
	Customer Concentration							
	Top customer	3.1%	2.9%	2.7%	2.9%	2.8%	2.6%	2.5%
	Top 5	11.0%	10.3%	10.0%	10.0%	10.0%	10.1%	10.3%
	Top 10	18.0%	17.5%	17.1%	16.9%	16.9%	17.5%	17.6%

*Constant currency revenues for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period.

		FY 17-18		FY16-17				
		Q2	Q1	FY	Q4	Q3	Q2	Q1
Currency Mix	% of Revenue							
	USD	58%	59%	61%	60%	61%	61%	60%
	GBP	10%	10%	10%	10%	10%	10%	11%
	EUR	9%	9%	9%	9%	9%	9%	9%
	INR	8%	8%	7%	7%	7%	8%	8%
	AUD	5%	4%	4%	4%	4%	4%	4%
	CAD	3%	3%	2%	3%	2%	2%	2%
	Others	7%	7%	7%	7%	7%	6%	6%
	Closing Employee Count	163,759	166,790	165,481	165,481	164,176	159,791	158,272
	Utilization (IT Services excl. Infocrossing, BPS, Designit, cellent, HPS, Appirio, Infoserver and I&ME)							
	Gross Utilization	72.9%	72.0%	71.5%	73.1%	71.6%	71.2%	69.9%
	Net Utilization (Excluding Support)	81.8%	80.3%	80.2%	81.9%	80.0%	80.2%	78.8%
	Net Utilization (Excluding Trainees)	82.5%	82.1%	82.3%	84.8%	81.9%	82.8%	79.7%
	Attrition							
	(IT Services excl BPS)							
	Voluntary TTM	15.7%	15.9%	16.3%	16.3%	16.3%	16.6%	16.5%
	Voluntary Quarterly Annualized	16.7%	16.1%	16.3%	14.8%	15.4%	17.2%	17.9%
	BPS %- Quarterly	13.5%	12.8%	11.5%	11.2%	10.7%	12.2%	11.7%
	BPS % - Post Training Quarterly	11.9%	11.4%	9.3%	9.0%	8.2%	10.8%	9.0%
	Sales & Support Staff - IT Services	14,880	14,769	14,466	14,612	14,385	14,543	14,324

B. IT Services (Excluding Infocrossing, BPS, Designit, cellent, HPS, Appirio, Infoserver and I&ME)

		Q2	Q1	FY	Q4	Q3	Q2	Q1
Service delivery	Revenue from FPP	57.7%	58.2%	57.1%	58.3%	57.7%	56.4%	56.0%
	Onsite Revenue - % of Services	53.2%	53.6%	53.7%	52.8%	53.5%	53.9%	54.4%
	Off shore Revenue - % of Services	46.8%	46.4%	46.3%	47.2%	46.5%	46.1%	45.6%

C. Growth Metrics For Quarter ended September 30, 2017

	Reported Currency Seq %	Reported Currency YoY %	Constant Currency Seq %	Constant Currency YoY %
IT Services	2.1%	5.1%	0.3%	2.8%
Strategic Business Units				
Communications	-1.8%	-8.7%	-4.4%	-12.1%
Consumer Business Unit	3.3%	6.3%	1.7%	4.5%
Energy, Natural Resources & Utilities	2.8%	9.9%	-1.3%	5.2%
Banking, Financial Services and Insurance	5.1%	13.6%	3.3%	10.8%
Healthcare and Lifesciences	-5.2%	-9.7%	-5.9%	-10.5%
Manufacturing & Technology	3.4%	6.9%	1.9%	5.4%
Geography				
Americas	0.5%	2.8%	-0.1%	2.2%
APAC and Other Emerging Markets	7.4%	10.8%	3.4%	7.0%
Europe	5.8%	9.8%	1.3%	4.4%
India & Middle East business	-3.2%	0.1%	-3.4%	-2.3%
Practices				
Analytics	0.8%	1.5%	-1.3%	-1.0%
Application Services	1.4%	9.0%	-0.8%	6.3%
Business Process Services	2.5%	-5.3%	1.7%	-6.3%
Global Infrastructure Services	3.5%	6.0%	1.5%	3.3%
Product Engineering	2.1%	0.7%	1.2%	-0.2%

D. Annexure to Datasheet

Segment-wise breakup of Cost of Revenues, S&M and G&A	Q2 FY 17-18 (INR Mn.)			
Particulars	IT Services	IT Products	Reconciling Items	Total
Cost of revenues	91,959	2,723	12	94,694
Selling and marketing expenses	9,860	31	-24	9,867
General and administrative expenses	7,086	146	-147	7,085
Total	108,905	2,900	-159	111,646